February 16, 2011

Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	USA Synthetic Fuel Corporation
Item 4.01 Form 8-K
Filed January 21, 2011
File No. 0-54044

Dear Ms. Thompson:

We have reviewed the Staff’s comments contained in the letter dated February 3, 2011 regarding Item 4.01 Form 8-K filed on January 21, 2011.

Please find our responses to each of your questions as noted below.  We note here that we are concurrently filing Amendment No. 1 to Form 8-K as requested by the Staff.  Fundamentally, the Company had made a strategic decision to move audit services as soon as possible to a local firm in order to improve overall communications, service provider availability and information flow.  We believe this move is an important step as the Company is entering a growth stage.  We believe that this move away from long distance services which were initiated as part of the reverse merger process will significantly improve the efficiency and quality of our reporting function and most importantly, greatly reduce or eliminate any communication-based errors or misinterpretations.

Item 4.01 form 8-K filed January 21, 2011

1.   We have reviewed your response to comment 1 in our letter dated January 25, 2011. When you amend your filing, as requested below, please ensure the date on the cover page reads January 13, 2011, the date of the earliest event reported.

We note the Staff’s comments.  We have changed the date on the cover page to read January 13, 2011, which is the date of the earliest event reported.

2.   We have reviewed your response to comment 2 in our letter dated January 25, 2011. You disclosed in your filing that Killman, Murrell & Company P.C. (“Killman Murell”) resigned, in part, due to your filing of documents with the SEC without auditor approval. Your response indicates that you disagree with this statement but you included it in your filing, at Killman Murrell’s request, to reflect their view. Please amend your filing to clearly identify each statement that you do not believe is accurate. For each statement that you disagree with, you must clearly explain why you disagree. For example, with regards to this first bullet point in the list of reasons why Killman Murrell resigned, you should add a separate paragraph to your disclosures in which you provide the same information as was provided to us in your response. Please note that you must continue to present Killman Murrell’s view and obtain an updated letter from your former auditors, filed as Exhibit 16, in order to meet the objective of clearly explaining both sides of any disagreements with your former auditors.

We note the Staff’s comments.   We have amended our filing as requested to clearly identify each statement that we do not believe is accurate and explain why we disagree with such statement.  We have attached an updated letter from Killman Murrell as requested.

3.    We have reviewed your response to comment 3 in our letter dated January 25, 2011. You disclosed in your filing that Killman Murell resigned, in part, due to the filing of your Form 10-Q without reviewed financial statements. Your response indicates that you disagree with this statement but you included it in your filing, at Killman Murrell’s request, to reflect their view. Consistent with the preceding comment, please amend your filing to clearly identify each statement that you do not believe is accurate. For each statement that you disagree with, you must clearly explain why you disagree. For example, with regards to this second bullet point in the list of reasons why Killman Murrell resigned, you should add a separate paragraph to your disclosures in which you provide the same information as was provided to us in your response explaining why you believe that the interim financial statements were reviewed by your auditors. If your belief that the interim financial statements through September 30, 2010 were reviewed by your auditors turns out to be inaccurate, please amend your Form 10 and Form 10-Q, as previously requested and pursuant to Rule 8-03 of Regulation S-X, to provide interim financial statements reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Commission.

We note the Staff’s comments.   As requested, we have amended our filing to clearly identify the statements which we believe are not accurate.  Note that it is our intent to engage our new auditors and, as part of our year end audit work, to amend our Form 10 and Form 10-Q pursuant to rule 8-03 of Regulation S-X and provide interim financial statements reviewed by our new independent public accountant using professional standards and procedures for conducting such reviews under generally accepted auditing standards as may be modified or supplemented by the Commission.

4.    We have reviewed your response to comment 4 in our letter dated January 25, 2011 and have the following additional comments:

•
You disclosed in your filing that Killman Murell resigned, in part, due to “differences of opinion as to answers included in responses to SEC comment letters.” Your response indicates that this is not a disagreement as the term is described in instruction 4 to Item 304 of Regulation S-K because you were not informed by the auditors what answers, if any, represented a difference of opinion. Please note that the definition of a disagreement contained in Item 304 does not require the auditors to have discussed the details of their difference of opinion with you in order to qualify as a disagreement. Instead, the definition of a disagreement should be interpreted broadly and merely requires a difference of opinion to exist concerning any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which (if not resolved to the satisfaction of the former accountant) would have caused it to make reference to the subject matter of the disagreement in connection with its report. As indicated in instruction 5 to Item 304 of Regulation S-K, an oral communication from the former auditors is sufficient to qualify as the accountant advising you of a disagreement and to trigger the disclosure requirements of Item 304. Based on the above, please amend your filing to provide all disclosures required by Item 304(a)(1)(iv) of Regulation S-K for this matter. We will not object if you disclose that your auditors did not tell you which answers included in responses to SEC comment letters they disagreed with.

We note the Staff’s comments.   We have amended our filing to indicate that our auditors did not tell us which answers included in responses to SEC comment letters they disagreed with.

•
Based on your disclosure that Killman Murell resigned, in part, due to “unreconciled differences related to valuation of BOE energy asset,” and your statement in your response indicating that you “are aware that Killman Murrell subsequently developed a view that there may be a different accounting treatment needed for” the BOE energy asset, it appears that this matter qualifies as a disagreement with your auditors. Please amend this filing, as previously requested, to provide all disclosures required by Item 304(a)(1)(iv) of Regulation S-K. In particular, please (A) describe each such disagreement, including whether or not each disagreement was ever resolved; (B) state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each of such disagreements with the former accountant; and (C) state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefor.

We note the Staff’s comments.   The Company agrees that difference related to the valuation of the BOE energy asset may constitute a disagreement as defined in instruction 4 to Item 304 of Regulation S-K, which disagreement, if not resolved to the satisfaction of Killman Murrell, would have caused it to make reference to the subject matter of the disagreement in connection with its report.  As requested we have amended this filing to provide all the disclosures required by Item 304(a)(1)(iv) of Regulation S-K.  In particular, we have amended the filing to address each of (A), (B), and (C) as requested by the Staff.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ H. H. Graves

H. H. Graves
Chairman